Michael G. Homan
Vice President
Corporate Accounting

The Procter & Gamble Company
1 Procter & Gamble Plaza
Cincinnati, OH  45202
(513) 983-6666 phone
(513) 945-2177 e-fax
(513) 602-7240 mobile
homan.mg@pg.com
www.pg.com

September 17, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

Attn:    John Cash
Accounting Branch Chief

Re:      The Procter & Gamble Company
Form 10-K for the Fiscal Year Ended June 30, 2012
Filed August 8, 2012
File No. 1-434

Dear Mr. Cash:

This letter responds to the comments on The Procter & Gamble Company (the “Company”) Form 10-K provided by the staff (“Staff”) of the Securities & Exchange Commission (the “Commission”) in your letter to the Company dated September 4, 2012.  We have repeated your comments below in italics and have included our responses to each.

Form 10-K for the Year Ended June 30, 2012

Significant Accounting Policies and Estimates, page 28
Acquisitions, Goodwill and Intangible Assets, page 29

1.
We note that no impairments were indicated in your goodwill impairment testing as of July 1, 2011. With a view towards future disclosure, please help us better understand the facts and circumstances that led to an impairment being identified and recorded three months later in your testing date as of October 1, 2011. Please tell us what the fair value of the Appliances and Salon Professional reporting units were at July 1, 2011. In addition, please provide us with a specific and comprehensive discussion regarding changes in the significant assumptions that led to the impairment charge. In this regard, please discuss how forecasted cash flows developed for the Appliances and Salon Professional reporting units as of your July 1, 2011 testing date compared to actual results for the three months ended September 30, 2011 and how actual results and revised cash flow projections were incorporated into your impairment testing date as of October 1, 2011

Response:

The fair values of the Appliances (which primarily consists of the “Braun” brand) and Salon Professional reporting units were $3.2 billion and $3.0 billion, respectively as of our July 1, 2011 testing date.  The analysis for this testing date was based on information compiled during the quarter ended September 30, 2011 and was finalized during that quarter.  Actual results for these businesses for the quarter ended September 30, 2011 were largely consistent with the projections utilized in the impairment testing.  However, as noted below, shorter term results do not typically significantly impact the fair values of these types of businesses.

With respect to the October 1 testing date, we recorded an initial estimate of the impairment charges during the quarter ended December 31, 2011, based on information compiled and analyzed as of the date we filed our form 10-Q for the quarter ended December 31, 2011.  We finalized our impairment analysis and reflected additional immaterial charges during the quarter ended March 31, 2012.  As of the date we completed our impairment evaluation and finalized our impairment charges, the fair values of these reporting units were $1.9 billion and $1.7 billion, respectively.

It is important to note that the results of our impairment testing generally are not heavily impacted by shorter term (e.g., monthly or quarterly) results.  Because we operate in well established core consumer product categories with attractive margins and are well positioned in the industry segments and markets in which we operate (generally holding a leadership or significant market share position), the values of our businesses and brands are more closely related to the longer term growth rates and evolving structural economics of the categories.   Shorter-term developments, such as competitive activity, product initiative cycles, input costs and customer/consumer behaviors may impact quarterly results, but absent a fundamental shift in the underlying categories, do not significantly impact fair values.  We have also not experienced sudden technological, regulatory or similar events that resulted in near-term obsolescence in our product categories.

Accordingly, an impairment triggering event more likely evolves over a more extended period of time as opposed to in a particular reporting period.  Any isolated triggering event would be highly unusual and very obvious.  However, changes in long term growth rate and profit margin assumptions caused by prolonged macroeconomics and/or competitive dynamics can have a significant impact on fair value, which was the case for our Appliances and Salon Professional businesses.  As noted in the December 2008 speech by Steven Jacobs, Associate Chief Accountant, Division of Corporation Finance of the SEC at the AICPA National Conference on Current SEC and PCAOB Developments, one indicator or “triggering event” could be significant revisions to internal or external forecasts.

Customer purchases in the Appliances and Salon Professional reporting units are more discretionary in nature than the majority of our businesses and, as such, the operations and resulting fair value of these reporting units have been disproportionately impacted by the economic downturn which began in fiscal 2009. In addition to monitoring results quarterly for triggering event indicators, we had performed our annual testing for goodwill impairment as well as a second test date in our fourth quarter for these businesses starting in fiscal 2009 for Appliances and fiscal 2010 for Salon Professional, and each evaluation resulted in the conclusion that Appliance and Salon Professional estimated fair values exceeded their respective carrying values.  However, the estimated fair value cushions have been relatively small in comparison to our other reporting units.  Due to the relatively low fair value cushion in these reporting units and the heightened risk of goodwill impairment, we began providing additional MD&A disclosures on Appliances goodwill beginning in fiscal 2009 and Salon Professional goodwill beginning in fiscal 2010. Such disclosures continued in fiscal 2011 as noted on pages 49 and 50 of Exhibit 13 to our Form 10-K for the year ended June 30, 2011.

Following are more comprehensive discussions regarding the changes in significant assumptions that led to the impairment charges for the two businesses.

Appliances

As disclosed in Note 2 of our June 30, 2012 financial statements included in our filing on Form 10-K, there was not any single factor that caused the declining projections.  While the largest factor was competitive activity in the appliances category, the reduction in the fair value of the Appliances business that led to the impairment was due to the evolution of a number of factors that ultimately led the business to significantly reduce its long term strategic growth projections.

The estimated fair values for the historical annual impairment analyses up to and including the July 1, 2011 analysis were based on financial projections that had Appliances returning to sales and earnings growth rates consistent with our longer term business plans (consistent low to mid-single digit sales growth and before tax (BT) margins growing to the mid-teens).  The updated projections that led to the impairment charges included slightly reduced long term sales projections and significantly reduced margin projections.  Relatively speaking, the decline in projected margins was the major driver of the fair value decline.  The changing factors that resulted in our revised projections are further described below.  Our process for monitoring changes in the business that could be driven by more gradual evolution of conditions is described in our response to question 2.

●
An increasing level of competitive price reduction activity negatively impacted Braun market share, drove category down-trading (to lower priced products) and resulted in a decline in overall category profitability. Specifically, the global industry leader in the appliances category reduced pricing significantly on shavers and epilators in the historically strong Braun countries in Western Europe during the July – October 2011 period. Price reductions in key markets ranged from around 10% to around 30%.  Since Western Europe is our most significant appliances market, the resulting negative impact on our market share and overall category profit margins had a significant impact on the business’ sales and profit projections. Initially, management believed these price reductions were temporary, but after assessing market impacts and competitors’ financial performance during the October – December quarter, they came to the  conclusion that the pricing and margins would likely remain  at the lower levels and would have a more prolonged impact on category profitability.

●
A more prolonged and deeper deterioration of the macroeconomic environment than was previously expected which, due to the discretionary nature of the Appliances business, led to a more significant and prolonged reduction in the underlying expected market growth rates and sales levels in the longer term. This was particularly evident in Europe, the market where Appliances has historically generated over half of its sales and profitability.

●
Appliances also experienced significant competitive pricing actions in the female epilator market, where Braun was the market leader with over a 50% share.  Both global and regional competitors reduced pricing to gain market share.

●
Driven by the pricing activities discussed above and the economic downturn, the growth rates and size of the shavers and epilators markets declined significantly leading up to the 2011 holiday season.  Prior to the economic crisis in fiscal 08/09, the overall market for dry shavers and epilators was growing at an average rate of 5%. Since that time, the dry shaving and epilator markets had contracted 8% and 11% respectively, exacerbated by the more recent pricing actions.

While July to October 2011 volume, sales and profitability results were slightly behind the fiscal year forecast (prepared in April 2011), November volume results were significantly below expectations signaling a much weaker than expected holiday season, which is a major selling season for the appliances category. Among other factors, this decline in volume was precipitated by some of the above mentioned competitive actions from the global industry leader and other competitors.  This led management to conclude that the impacts of the competitive and macroeconomic factors noted above would be much more significant and prolonged than previously expected. As a result, in December the Appliances business reduced its fiscal 11/12 sales forecast by 5% versus previous forecasted growth rates and reduced its BT profit forecast by almost 50% versus previous estimates.  At the same time, management also reduced the near and longer-term sales, earnings and cash flow forecasts for the Appliances business from the levels used for the July 1, 2011 impairment assessment. Specifically, for the final projections utilized in the October impairment analysis, management:

●
Reduced the five-year net sales compound annual growth rate (CAGR) by a full point in response to (1) the recent decline in the overall category growth rate illustrated by the market trends discussed above and (2) the expected impact of the aforementioned pricing actions; and,

●
Significantly reduced the going BT margin expectations by about 1/3 in response to the change in structural economics caused by the aforementioned competitive factors and the scale impacts from the reduction in net sales growth expectations.

Salon Professional

Similar to the Appliances business, there was not any single factor that caused the declining projections.  Rather, the reduction in the fair value of the Salon Professional business that led to the impairment was due to the evolution of a number of factors that led the business to significantly reduce its long term strategic growth projections as described below.

The estimated fair values for the historical impairment analyses were based on financial projections that had Salon Professional returning to sales and earnings growth rates consistent with P&G’s longer term business plans (mid to upper single digit sales growth and BT margins expanding to the mid teens). The final projections used in the October impairment analysis reduced long term sales projections and significantly reduced margin projections.

As the business finalized the fiscal 11/12 forecast in April 2011 and began the strategic planning process in August/September 2011, we were continuing to assess underlying economic and competitive challenges as follows:

●
The macroeconomic environment and discretionary nature of the Salon Professional business were significantly impacting the underlying market growth rates and resulting sales and profit levels.   Prior to the economic crisis in 2009, the category experienced healthy market growth of 3-5%. Following the crisis, the market contracted 3% in 2009, 1% in 2010, was expected to be flat in 2011 and then return to historical growth levels.

●
Internal innovation and execution issues, combined with an increasing level of competitive innovation over the last several years, led to a deterioration of our product performance advantages and weakened our relationships with consumers and hair stylists.  This negatively impacted market share progress and operating results versus competition and our projections.

However, at the time we performed our July 1 impairment testing and at the initial stages of the annual strategic planning process, plans were in place to largely overcome these challenges.

As the planning process continued in late November/early December 2011, the business recognized that recent business investment choices, along with the underlying economic and competitive issues would continue to impact results more significantly and for a longer period of time than expected.   More specifically:

●
In fiscal 2011, our retail hair business (which represents a separate reporting unit) launched a retail product under one of Salon Professional’s flagship brands (Wella) into the mass retail hair market. While this product launch benefitted the total company, it negatively impacted the Salon Professional sales more than anticipated.   The business initially expected sales and profit synergy for both the retail hair and Salon Professional businesses, but data collected through December 2011 indicated that the initiative would likely be a long term sales and profit dis-synergy for Salon Professional.

●
Salon Professional’s YTD results through December 2011 continued to deteriorate versus prior year with sales down 7%.  July-September sales, while indexing below the prior year, were largely consistent with the initial annual forecast.  However, October-December sales were indexing several points below the annual forecast.  Results in Germany, the largest market, also deteriorated below expectations, with sales indices declining mid teens by the October-December period.   These weak and declining results into the October-December quarter indicated that business plans were not having the expected positive impact on results.

●
The factors led the Salon Professional business to implement significant marketing and other spending reductions to maintain near-term profit forecasts.  Other business decisions were made related to investment priorities across the Company and within the beauty businesses  that shifted funds outside the Salon business.  While benefitting the total company, these actions negatively impacted Salon Professional’s ability to achieve forecasted sales growth rates.

Combined, those factors negatively impacted the long term growth rates and made it clear that the previous long term growth assumptions would not be achievable.  As a result, management significantly reduced the sales, earnings and cash flow forecasts for the Salon Professional business from the levels used for July impairment assessments. Specifically, management:

●
Reduced the net sales growth trends in the near and medium term to a maximum of mid-single digits (versus mid to upper-single digits in the July 1 testing). The revised net sales forecast was in response to (1) our more recent conclusions regarding the near and longer term projected declines in the overall category growth rate illustrated by the market trends discussed above and (2) the recognition that it will take longer than previously expected to address the strategic, executional and innovation capabilities discussed above; and,

●
Reduced the average before tax margins in the absolute and the underlying trends over the initial years of the projection period. The final projections utilized in the impairment testing assumed we would operate at current margins in the near term, ultimately reaching margins about 1/3 lower than the July impairment analysis.   These revised margin trends were largely driven by the lower expected net sales growth and need for investing in innovation and capability building..

2.
With a view towards future disclosure, please provide us with a specific and comprehensive discussion of the procedures you undertake on a quarterly basis to assess whether you have a triggering event requiring impairment testing. Given the overall significance of your goodwill and indefinite-lived intangibles as well as the fact that quarterly results may significantly impact your impairment assessment, it appears that additional disclosures of your quarterly impairment assessments may be necessary to provide more meaningful disclosure of the likelihood of future impairment charges. To the extent that you conduct an impairment test on an interim basis, please revise future filings to discuss the results of your testing. Reference ASC 350-20-35-30

Response

As discussed in our filings and in accordance with US GAAP, we perform our comprehensive impairment testing on an annual basis or more often if indicators of potential impairment are present (as noted in our disclosure in Note 1 on page 42 of our Form 10-K for the year ended June 30, 2012).  While we do have significant goodwill and indefinite-lived intangibles, the majority of those balances relate to a limited number of reporting units from fairly recent acquisitions.  It might be helpful to provide the staff with some additional context.

As discussed in our response to comment 1 above, the results of our impairment testing generally are not heavily impacted by shorter term (e.g., monthly or quarterly) results.  Because we operate in well-established core consumer product categories with attractive margins and are well positioned in the industry segments and markets in which we operate (generally holding a leadership or significant market share position), the values of our businesses and brands are more closely related to the longer term growth rates and evolving structural economics of the categories.   Shorter-term developments, such as competitive activity, product initiative cycles, input costs and customer/consumer behaviors may impact quarterly results, but absent a fundamental shift in the underlying categories, do not significantly impact fair values.  We have also not experienced sudden technological, regulatory or similar events that resulted in near-term obsolescence in our categories.  Accordingly, an impairment triggering event more likely evolves over a more extended period of time as opposed to in a particular reporting period.  In fact, prior to the Appliances and Salon Professional impairments, we did not have any impairment of goodwill or indefinite lived intangibles.  Any short term triggering event would by highly unusual and very obvious.

The majority of our reporting units consist primarily of internally developed brands and businesses (for example, businesses such as laundry, home care, baby care and feminine care that house many of our internally developed billion dollar brands).  For those reporting units, we have fair value cushions of up to 1,000% of carrying value. These reporting units do not have material indefinite lived intangibles. We also have reporting units that are a combination of internally developed and acquired businesses and brands (for example, hair care, prestige and oral care).  These businesses have fair value cushions approximating or exceeding 100% of the underlying carrying value.  Acquired indefinite lived intangibles within these units have fair value cushions of approximately 30% to over 50%.  Lastly, we have certain other reporting units that originated primarily from acquisitions. With the exception of Appliances and Salon Professional, these businesses and brands have grown significantly over the years post-acquisition (for example, businesses such as pet care, male grooming and batteries).  These businesses and brands have fair value cushions (for both goodwill and indefinite lived intangibles) that range from at least 20% to over 50%.

Given the size and stability of the above discussed businesses, along with the continued growth of the underlying product categories and the fact that their fair value is substantially in excess of carrying value as of the date of the last impairment test, we have not had reason to believe they are at risk of failing step one of the impairment test.  In addition, we were not aware of any events that occurred or circumstances that changed that would more likely than not reduce the fair value of any of these reporting units below their carrying values.  This is further supported by a very rigorous annual and monthly business forecasting process.  This process generates sales, profit and cash flow projections for each of our businesses, and highlights any significant developments impacting short and longer term projections.  This process and the resulting forecasts and projections are managed and monitored by our corporate finance and accounting organizations on a monthly basis.  The process would surface any triggering event.   Accordingly we have not had to perform an interim impairment analysis on these businesses.

 For any significant business at risk of failing step one of the impairment test because it had a fair value that is not substantially in excess of carrying value as of the date of the last impairment test or indefinite lived intangible with a fair value cushion that is not significant, we do perform additional interim procedures to determine if a triggering event has likely occurred.  We review interim business results along with forecasts for the balance of the year in comparison to the projections utilized in the annual impairment testing, with a view towards how interim developments could impact longer term estimated cash flows. If there are significant changes in the underlying business strategy and direction as a result of those reviews, reporting unit management would update the long term financial projections. These additional procedures have been and continue to be utilized for our Appliances and Salon Professional reporting units, which were impaired in fiscal 2012.  We did provide disclosure of the increased risk of impairment in these businesses in prior filings beginning in fiscal 2009 for Appliances and fiscal 2010 for Salon Professional and continuing in fiscal 2011 and 2012.  All other reporting units had substantial fair value cushions.  We believe our disclosures have appropriately complied with the disclosure requirements in ASC 350 and disclosure consideration of SEC Financial Reporting Manual section 9510.3.  As noted in your comment, to the extent that we conduct an impairment test on an interim basis in the future, we will include disclosures to discuss the results of such testing.

____________________________________________________________________________

In connection with the foregoing response to the Staff’s comments, the Company acknowledges that:
●	It is responsible for the adequacy and accuracy of the disclosure in the filing;

●	The Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff has any further questions or comments concerning the Company’s responses, please contact me at (513) 983-6666.

Sincerely,

/s/ Mick Homan

Mick Homan
Vice President, Corporate Accounting